Exhibit (a)(5)(I)

Vista Equity Partners Announces Successful Completion of Cash Tender Offer for Shares of ACTIVE Network

Darko Dejanovic Appointed Chief Executive Officer

SAN DIEGO, CALIF. — November 15, 2013 — ACTIVE Network (NYSE: ACTV) (the “Company” or “ACTIVE”) and Vista Equity Partners (“Vista”) today announced the successful completion of the tender offer (the “Offer”) by Athlaction Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Athlaction Holdings, LLC (“Parent”) and an affiliate of Vista for all of the outstanding shares of common stock of the Company at a price of $14.50 per share, net to the seller in cash without interest.

The Offer expired at 12:00 midnight, New York City time, on November 15, 2013 (one minute after 11:59 p.m., New York City time, on November 14, 2013), and a total of 56,740,092 shares were tendered into and not withdrawn from the Offer (not including 2,424,721 shares tendered pursuant to notices of guaranteed delivery), representing approximately 87% of ACTIVE’s outstanding shares. The condition to the Offer that at least a majority of the outstanding shares of ACTIVE’s common stock on a fully diluted basis be validly tendered and not validly withdrawn prior to the expiration of the Offer was satisfied, and, accordingly, all shares that were validly tendered and not validly withdrawn were accepted for payment and Parent is promptly paying for all such tendered shares in accordance with the terms of the Offer.

As a result of its acceptance of the shares tendered in the Offer, Vista has acquired a sufficient number of shares of ACTIVE’s common stock to close the merger of Merger Sub with and into ACTIVE without the affirmative vote of ACTIVE’s other stockholders pursuant to Section 251(h) of the Delaware General Corporation Law.

Upon completion of the merger ACTIVE will become a wholly owned portfolio company of Vista. In the merger, each share of ACTIVE that was not validly tendered in the Offer (other than shares held by Parent, Merger Sub or ACTIVE (or held in ACTIVE’s treasury), any subsidiary of Parent or ACTIVE, or by any stockholder of ACTIVE who or which is entitled to and properly demands appraisal of such shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will be cancelled and converted into the right to receive the same $14.50 per share in cash, without interest, that was paid in the Offer. In addition, the parties anticipate that the common stock of ACTIVE will cease to be traded on the New York Stock Exchange at the close of market on November 15, 2013, following completion of the merger.

In addition, ACTIVE today announced that, following the closing of the merger, Darko Dejanovic, the Company’s President, will be named CEO with immediate effect. “I am excited to partner with Vista as we take ACTIVE through its next phase of growth,” said Darko Dejanovic. “We will immediately focus on continued quality, execution and consistency across our business so we may broaden our leadership position in the market.”

About ACTIVE NETWORK

ACTIVE Network is the leading provider of Activity and Participant Management™ solutions. ACTIVE’s technology platform makes managing and operating all types of activities, events and organizations smarter and more efficient. ACTIVE powers over 55,000 global customers and builds leading vertical technology applications for the markets it serves. ACTIVE’s leading ACTIVE Works cloud platform scales with its customers, large and small. ACTIVE Network was founded in 1999, is headquartered in San Diego, California, and has offices worldwide. For more information, please visit: http://www.activenetwork.com or follow the Company @ACTIVENetwork.

About Vista Equity Partners

Vista Equity Partners, a U.S. based private equity firm with offices in San Francisco, Chicago and Austin, currently invests over $7 billion in capital committed to dynamic, successful technology-based organizations led by world-class management teams with long-term perspective. Vista is a value-added investor, contributing professional expertise and multi-level support towards companies realizing their full potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions, and proven management techniques that yield flexibility and opportunity in private equity investing. For further information please visit www.vistaequitypartners.com.

Cautionary Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements. When used in this press release, the words “can,” “will,” “believes,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risks. ACTIVE does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law.

Investor Contact:

Brinlea Johnson, The Blueshirt Group

Brinlea@BlueshirtGroup.com

1-212-331-8424

Allise Furlani, The Blueshirt Group

Allise@BlueshirtGroup.com

1-212-331-8433

Media Contact:

Kristin Carroll, ACTIVE Network

Kristin.Carroll@activenetwork.com

Kristin Carroll

1-858-964-3834